
03054311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marquis Financial Services of Indiana, Inc. d/b/a Marquis Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Old Country Road
(No. and Street)

Hicksville (City) New York (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Goldstein 516 932-0532
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Megale, Frank CPA
(Name – *if individual, state last, first, middle name*)

9 Alden Avenue (Address) N. Valley Stream (City) New York (State) 11580-1001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECEIVED JUN 04 2003 WASH. D.C. 152 SECTION

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

MARCH 31, 2003

Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.

Table Of Contents

Independent Auditor's Report	1
Audited Financial Statements	2-5
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Reporting Schedule Required by Rule 17a-5	
Schedule I — Computation of Net Capital	9
Supplemental Report of Independent Auditor On Internal Control Required by SEC Rule 17a-5 Claiming Exemption from SEC Rule 15c3-3	10-11

MEMBER
AICPA
NYSSCPA

FRANK MEGALE

CERTIFIED PUBLIC ACCOUNTANT
9 ALDEN AVENUE
N. VALLEY STREAM, NY 11580-1001
(516) 285-4839
FACSIMILE (516) 285-0932
E-MAIL MEGALECPA@AOL.COM

Independent Auditor's Report

Board of Directors
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.

I have audited the accompanying statement of financial condition Marquis Financial Services of Indiana, Inc. d/b/a Marquis Financial Services, Inc. (the Company) as of March 31, 2003, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquis Financial Services of Indiana, Inc. d/b/a Marquis Financial Services, Inc. at March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



FRANK MEGALE, CPA
N. Valley Stream, New York
May 13, 2003

Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Statement of Financial Condition
March 31, 2003

ASSETS		
Current Assets		
Receivable from clearing broker	$ 71,471	
Securities at market value	1,400	
Prepaid expenses	27,690	
Total Current Assets		$ 100,561
Property and Equipment		
Office equipment	2,522	
Accumulated depreciation	253	
Property and Equipment, Net		2,269
Other Assets		
Security deposit		2,100
TOTAL ASSETS		$ 104,930
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 36,392	
Income taxes payable	5,747	
Total Current Liabilities		$ 42,139
Stockholders' Equity		
Common stock - $0.10 par value		
50,000 shares authorized		
850 shares issued and outstanding	85	
Additional paid-in capital	101,741	
Retained earnings (deficit)	(39,035)	
Total Stockholders' Equity		62,791
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 104,930

The accompanying notes are an integral part of these financial statements.

Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Statement of Income (Loss)
For the year ended March 31, 2003

Revenue:		
Commission income	$ 442,089	
Other income	8,846	
Total Revenue		$ 450,935
Expenses:		
Compensation and related costs	$ 312,826	
Administrative service fees	28,000	
Floor brokerage and transaction charges	19,463	
Regulatory fees	11,194	
Professional fees	32,518	
Miscellaneous	81,775	
Total Expenses		485,776
Net (Loss)		$ (34,841)

The accompanying notes are an integral part of these financial statements.

Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the year ended March 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance - Beginning of Year	$ 85	$ 48,198	$ (4,194)	$ 44,089
Capital contributions		53,543		53,543
Net (loss)			(34,841)	(34,841)
Balance - End of Year	$ 85	$ 101,741	$ (39,035)	$ 62,791

The accompanying notes are an integral part of these financial statements.

Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Statement of Cash Flows
For the year ended March 31, 2003

Cash flows from operating activities:		
Net income (loss)		$ (34,841)
Adjustment to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	$ 253	
(Increase) in operating assets:		
Receivable from clearing organization	(21,471)	
Securities at market value	(1,400)	
Prepaid expenses	(27,690)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	36,392	
Income taxes payable	(164)	
Total adjustments		(14,080)
Net cash used by operating activities		(48,921)
Cash flows from investing activities:		
Acquisition of property and equipment	(2,522)	
Security deposit	(2,100)	
Net cash used from investing activities		(4,622)
Cash flows from financing activities:		
Capital contribution	53,543	
Net cash from financing activities		53,543
Net increase in cash		0
Cash at beginning of the year		0
Cash at end of the year		$ -
Supplemental cash flows disclosures:		
Interest paid		$ 22
Income taxes		$ 164

The accompanying notes are an integral part of these financial statements.

Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.

Notes To Financial Statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Marquis Financial Services of Indiana, Inc. d/b/a Marquis Financial Services, Inc. (the Company), formerly known as Benchmark Capital Management, was incorporated in the State of Wisconsin on June 6, 1985. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash and Cash Equivalents

The Company considers as cash equivalents highly liquid investments with original maturities of less than ninety days.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Concentration of Credit Risk and Off Balance Sheet Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets are represented by a receivable from the Clearing Broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.

Notes To Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c. *Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis.

d. *Income Taxes*

As of March 31, 2003, the Company has a net operating loss of approximately $34,800 and $34,500, respectively to offset federal and New York State taxable income in future years. These net operating loss carryforwards will expire in the year ended March 31, 2023.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

e. *Property and Equipment*

Property and equipment are stated at cost. Maintenance and repairs are charged to operations. Depreciation is provided on a straight-line basis using the estimated useful life of three years. Depreciation expense was $253 for the year ended March 31, 2003.

NOTE 3 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under rule section (k)(2)(ii) and, therefore, is not required to maintain a “Special Reserve Bank Account for the Exclusive Benefit of Customers”.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. At March 31, 2003 the Company had net capital of $29,332 which was $24,332 in excess of the minimum net capital requirement of $5,000. The Company’s ratio of aggregate indebtedness to net capital was 1.44 to 1.

Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.

Notes To Financial Statements

NOTE 5 – RELATED PARTY TRANSACTIONS

Administrative Services Agreement

The Company is a wholly owned subsidiary of Steven Gregory Securities Corporation ("SGSC"). SGSC is a wholly owned subsidiary of Wall Street At Home.Com Inc. ("WALL"). The Company entered into an administrative service agreement with WALL. WALL furnishes administrative services to the Company for a monthly fee. Administrative fees paid to WALL for services rendered in the year ended March 31, 2003 totaled $28,000. At March 31, 2003, the Company owed WALL $4,000.

NOTE 6 – OPERATING LEASE COMMITMENTS

The Company presently leases its' office space at 550 Old Country Road, Hicksville, New York. The office lease expires on March 31, 2007 and is subject to a real estate tax escalation clause. The office rent expense was $21,000 for the year ended March 31, 2003.

The future minimum rental payments having remaining noncancelable terms at March 31, 2003 are:

Year Ending March 31	Amount
2004	$ 28,800
2005	30,000
2006	31,200
2007	32,400
	$122,400

Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
March 31, 2003

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total stockholders' equity	$ 62,791	
Total stockholders' equity qualified for net capital		$ 62,791
Total capital and allowable subordinated borrowings		62,791
Deductions and/or charges		
Nonallowable assets		
Prepaid expenses	27,690	
Property and equipment	2,269	
Security deposit	2,100	
		32,059
Net capital before haircuts		30,732
Haircuts on securities:		
Other securities	1,400	
		1,400
Net capital		$ 29,332
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 36,392	
Income taxes payable	5,747	
Total aggregate indebtedness		$ 42,139
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	
Net capital requirement		$ 5,000
Excess net capital		$ 24,332
Ratio: Aggregate indebtedness to net capital		1.44 to 1

Reconciliation to the computation included in the Company's corresponding Form X-17A-5 Part IIA filing as of March 31, 2003

Net capital, as reported in Company's Part IIA (unaudited)	$ 38,429
Increase to accounts payable and accrued expenses	(9,261)
Decrease to income taxes payable	164
Net capital, per above	$ 29,332

FRANK MEGALE
CERTIFIED PUBLIC ACCOUNTANT
MEMBER
AICPA
NYSSCPA
9 ALDEN AVENUE
N. VALLEY STREAM, NY 11580-1001
(516) 285-4839
FACSIMILE (516) 285-0932
E-MAIL MEGALECPA@AOL.COM

Board of Directors
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.:

In planning and performing my audit of the financial statements and supplemental schedules of Marquis Financial Services of Indiana, Inc. d/b/a Marquis Financial Services, Inc. (the Company), for the year ended March 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures are adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to be and should not be used by any one other than these specified parties.

Frank Megale, CPA

FRANK MEGALE, CPA
N. Valley Stream, New York
May 13, 2003